Item 7.  Financial Statements

                 INDEX TO FINANCIAL INFORMATION

                                                             Page
     Report of Independent Accountants                        F-2

     Balance Sheets as of December 31, 1996 and 1995          F-3

     Statements of Operations for the Years Ended
            December 31, 1996, 1995 and 1994                  F-4

     Statements of Stockholders' Equity for the Years Ended
            December 31, 1996, 1995 and 1994                  F-5

     Statements of Cash Flows for the Years Ended
           December 31, 1996, 1995 and 1994                   F-6


     Notes to Financial Statements                            F-7

                REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors
Applied Intelligence Group, Inc.

We have audited the accompanying balance sheets of Applied
Intelligence Group, Inc. as of December 31, 1996 and 1995 and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Applied Intelligence Group, Inc. as of December 31, 1996 and
1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



                                        COOPERS & LYBRAND L.L.P.

Oklahoma City, Oklahoma
March 7, 1997

                APPLIED INTELLIGENCE GROUP, INC.

                         BALANCE SHEETS

                   December 31, 1996 and 1995


                   ASSETS                       1996      1995


                                            ----------   ---------
Current assets:
     Cash and cash equivalents              $1,821,014  $   18,499

     Accounts receivable - trade, net of
       allowance for doubtful accounts
       for doubtful accounts of $5,631 in    2,009,837   2,373,517
       1996 and $19,557 in 1995
     Other receivables                         314,874     218,879
     Inventory                                  28,159      22,392
     Prepaid expenses                           76,264      96,238
                                             ---------   ---------
       Total current assets                  4,250,148   2,729,525


Furniture, equipment and leasehold
improvements, net                            1,632,147   1,220,485

Software development costs                   1,308,099     829,607
Other assets                                   117,141      48,443
                                            ----------  ----------
       Total assets                         $7,307,535  $4,828,060
                                            ==========  ==========

    LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Book overdraft                          $ 284,760  $  169,466
     Accounts payable and accrued
       liabilities                           1,078,506   1,263,107
     Deferred revenue                          332,449     124,463
     Current portion of notes payable to
       shareholders                            107,375          -
     Current portion of capital lease
       obligation                              135,151      59,144
                                             ---------   ---------
       Total current liabilities             1,938,241   1,616,180


Capital lease obligations, net of current
  portion                                      176,618     158,034
Long-term debt                                       -   1,295,000
Notes payable to shareholders, net of
  current portion                              389,000     457,000
Deferred income taxes                           62,687     304,417
                                             ---------   ---------
       Total liabilities                     2,566,546   3,830,631


Commitments and contingencies (Notes 7 and 10)      -          -

Stockholders' equity:
     Common stock, $.001 par value;
       30,000,000 shares authorized; 2,726,500
       and 1,500,000 shares issued and
       outstanding at December 31, 1996
       and 1995, respectively                    2,727       1,500
     Additional paid-in capital              4,491,226      66,484
     Retained earnings                         247,036     929,445
                                             ---------    --------
       Total stockholders' equity            4,740,989     997,429
                                             ---------    --------

         Total liabilities and
           stockholders' equity             $7,307,535  $4,828,060
                                            ==========  ==========

 The accompanying notes are an integral part of these financial statements.

                APPLIED INTELLIGENCE GROUP, INC.

                    STATEMENTS OF OPERATIONS

      For the years ended December 31, 1996, 1995 and 1994

                                   1996        1995        1994
                               ----------  -----------  -----------
Revenues                       $9,507,370  $11,590,224  $11,609,652


Direct cost of sales            2,570,840    3,616,687    5,262,740

                               ----------  -----------  -----------
                                6,936,530    7,973,537    6,346,912
                               ----------  -----------  -----------

Expenses:
     Salaries and benefits      5,167,571    5,673,034    4,336,206
     Selling, general and
       administrative           2,007,999    1,588,655    1,168,615
     Interest expense, net        219,089      149,042      121,678
     Depreciation and
       amortization               591,205      511,494      374,107
                               ----------  -----------  -----------
       Total expenses           7,985,864    7,922,225    6,000,606
                               ----------  -----------  -----------
Income (loss) before
  income taxes                 (1,049,334)      51,312      346,306


Provision (benefit) for income
taxes                            (366,925)      42,754      138,123
                               -----------  ----------  -----------
Net income (loss)              $ (682,409)   $   8,558   $  208,183
                               ===========  ==========  ===========

Net income (loss) per common
share                          $     (.37)   $    .005   $     .123
                               ===========  ==========  ===========

Weighted average common share
  equivalents outstanding        1,838,522   1,755,628    1,689,070
                               ===========  ==========  ===========


The accompanying notes are an integral part of these financial statements.



                APPLIED INTELLIGENCE GROUP, INC.

               STATEMENTS OF STOCKHOLDERS' EQUITY

      For the years ended December 31, 1996, 1995 and 1994





                                         Additional
                        Common Stock      Paid-in   Retained  Treasury    Stock
                      Shares    Amount    Capital   Earnings   Shares     Amount
                     ---------  ------   --------   --------  ------- ----------
       Balance,      1,979,922   $1,980   $28,975   $852,504  554,600 $(140,000)
       December 31,
       1993

       Sale of common
       stock            74,678       75    37,509        -        -        -

       Retirement of
       treasury
       shares         (554,600)    (555)      -     (139,800) (554,600)  140,000


       Net Income         -          -        -      208,183       -        -
                     ---------   ------   -------   --------  --------  --------
       December 31,
       1994          1,500,000    1,500    66,484    920,887       -        -


       Net income         -         -        -         8,558       -        -
                     ---------   ------    ------    -------  --------  --------
       December 31,
       1995          1,500,000    1,500    66,484    929,445       -        -

       Vantage Capital
       Resources,
       Inc., Merger    610,000      610    394,317       -          -        -

       Stock
       redemptions    (383,500)    (383)   (40,742)      -          -        -

       Initial public
       offering      1,000,000    1,000   4,071,167      -          -        -


       Net loss          -          -         -     (682,409)       -        -

                   ----------   -------- ----------- --------  ---------  ------
       December 31,
       1996         2,726,500    $2,727  $4,491,226 $247,036        -        -
                   ==========   =======  ========== =========  =========  ======


The accompanying notes are an integral part of these financial statements.


                APPLIED INTELLIGENCE GROUP, INC.

                    STATEMENTS OF CASH FLOWS

      For the years ended December 31, 1996, 1995 and 1994

                                        1996           1995            1994
                                   ------------   ------------    ------------
Cash flows from operating
activities:
   Net income (loss)                $(682,409)      $    8,558       $208,183

Adjustments to reconcile net income
(loss) to net cash provided by
operating  activities:
   Depreciation and amortization       591,205         511,494        374,107
   Deferred income tax provision
     (benefit)                        (241,730)        158,237        (21,530)
   Loss on disposal of fixed assets      5,720              35            314
   Decrease(increase) in accounts
     receivable                        363,680        (602,282)        37,823
   Increase in other receivables       (95,995)       (143,580)       (20,104)
   Decrease (increase) in inventory     (5,767)          1,484        (16,753)
   Decrease (increase) in prepaid
     expeneses                          19,974         (75,473)         3,324
   Decrease (increase) in other
     assets                            (68,698)        119,747        (19,714)
   Increase (decrease) in accounts
     payable and accrued liabilities  (184,601)        308,505        206,131
   Increase (decrease) in deferred
     revenue                           207,986          67,143       (262,645)
                                    ----------      ----------      ----------
Cash flow provided by (used in)
   operating activities                (90,635)        353,868        489,136
                                    ----------      ----------      ----------
Cash flows from investing
  activities:
   Proceeds from sale of assets             -              -            1,505
   Capital expenditures               (625,893)       (376,541)      (515,359)
   Capitalized expenditures for
     software development             (655,248)       (650,158)      (143,781)
                                    ----------      ----------      ----------
Net cash used in investing
  activities                        (1,281,141)     (1,026,699)      (657,635)
                                    ----------      ----------      ----------
Cash flows from financing
activities:
   Increase in book overdraft          115,294         169,466           -
   Net proceeds from (payments of)
         wholesale financing plan          -        (1,020,126)       264,811
   Proceeds from long-term debt      5,609,000       2,435,000           -
   Proceeds from shareholder loans      39,375          76,000         68,000
   Proceeds from sale of stock       4,425,969             -           37,584
   Payments of capital lease
     obligations                      (111,347)        (24,610)          -
   Payments on long-term debt       (6,904,000)     (1,140,000)     (119,453)
                                     ----------      ----------     ----------
Net cash provided by financing
activities                           3,174,291         495,730        250,942
                                   -----------      ----------     ----------
Net increase (decrease) in cash      1,802,515        (177,101)        82,443

Cash and cash equivalints at
  beginning of period                   18,499         195,600        113,157
                                    ----------      ----------      ----------
Cash and cash equivalents at end
 of period                          $1,821,014    $     18,499     $  195,600
                                    ==========    ============     ===========
Supplemental disclosures of cash
 flow information:
   Cash paid for interest           $  251,967    $    138,575     $  114,055
                                    ==========    ============     ==========
   Cash paid for income taxes, net
     of cash received for income    $  (10,000)   $    127,871     $   50,000
                                    ==========    ============     ==========
Supplemental disclosures of noncash
investing and financing activities:
   Capital lease obligation
     incurred                       $  205,938    $    241,788     $     -
                                    ==========    ============     ==========

The accompanying notes are an integral part of these financial statements.

                 APPLIED INTELLIGENCE GROUP, INC.

                  NOTES TO FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     General Description of Business:   Applied Intelligence
     Group, Inc. ("the Company") provides a diversified range of management consulting and computer system integration services, focused primarily on the retail and wholesale distribution industries. The Company's clients and customers range from small, rapidly growing companies to large corporations and are geographically disbursed throughout the nation.

     Use of Estimates:   The preparation of financial statements
     in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions in determining the carrying values of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts for certain revenues and expenses during the reporting period. Actual results could differ from those estimated.

     Cash and Cash Equivalents:   For purposes of the statement of
     cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the
     time of purchase to be cash equivalents.   Cash and cash
     equivalents includes short term repurchase agreements of $1,800,000 at December 31, 1996.

     Risks from Concentrations:   Financial instruments which
     potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable are limited due to the size of customers and their dispersion across different regions. The Company does not believe a material risk of loss exists with respect to its financial position due to concentrations of credit risk.

     The Company's revenues are in part dependent on large license fee and systems integration contracts from a limited number of customers. In 1996 and 1995, three customers individually accounted for 17, 14, and 10 percent and 17, 12, and 11 percent of the Company's total revenues, respectively. In 1996, approximately 57 percent of the Company's total revenues were attributable to five clients, and approximately 54 percent from five clients in 1995. It is anticipated that the Company's revenue derived from current and future large clients will continue to represent a significant portion of its total revenues. The loss of, or reduced demand for products or related services from, any of the Company's major clients could have a material adverse effect on the Company's business and results of operations.

     Furniture, equipment and leasehold improvements:   Furniture,
     equipment and leasehold improvements are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period. The Company depreciates furniture and equipment using the straight-line method over their estimated useful lives ranging from 5 to 10 years. Leasehold improvements are amortized over the lease term using the straight-line method.


     Revenue Recognition:   The Company recognizes revenues as the
     services are provided. Revenues collected in advance are deferred and recognized as earned. Revenues for fixed-price contracts are recognized using the percentage of completion method. Accounts receivable include unbilled amounts of $534,756, $584,678, and 261,372 at December 31, 1996, 1995
     and 1994, respectively.

     Direct Cost of Sales: Direct Cost of sales represents the cost of hardware and certain point-of-sale software acquired for resale, including royalty payments required for sale of the Company's proprietary software products. No allocation has been made for salaries, taxes, benefits or other corporate overhead.

     Earnings per Share:   Earnings per share computations are
     based on the weighted average number of shares of Common Stock outstanding and the dilutive effect of stock options and warrants using the treasury stock method. The dilutive effect between primary and fully dilutive earnings per share is less than 3% or is anti-dilutive for all periods presented and is therefore not disclosed in the accompanying statements of operations.

     Income Taxes:   The Company accounts for income taxes under
     the liability method. Accordingly, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rate in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the net deferred tax liability balance.

     Costs of Product Development:   The Company incurred costs
     and expenses of approximately $1,204,000, $1,060,000, and $780,000 for product development in 1996, 1995, and 1994, respectively. A substantial portion of these costs relate to development of a value-added network that the Company made available to subscribers in January of 1997. Certain of these costs are capitalized as Software Development Costs (See Note 4).

     Recently Issued Accounting Pronouncements: In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("FAS 128"). FAS 128 will change the computation., presentation and disclosure requirements for earnings per share. FAS 128 requires presentation of basic and diluted earnings per share, as defined, on the face of the income statement for all entities with complex capital structures. FAS 128 is effective for financial statements issued for periods ending after December 15, 1997 and requires restatement of all prior period earnings per share amounts. The Company has not yet determined the impact that FAS 128 will have on its earnings per share when adopted.

     Reclassifications:   Certain reclassifications of prior year
     balances have been made to conform to the current year presentation.

2.   WHOLESALE FINANCING PLAN:

     During 1995, the Company had a wholesale financing agreement and Flexible Payment Plan with IBM Credit Corporation ("IBMCC"). The credit agreement generally called for a credit line of $1,500,000, with the borrowing base or advance rate calculated at 75% of accounts receivable and 100% of IBM inventory items. The credit agreement was collateralized by the accounts receivable, inventories and fixed assets of the Company.

     The balance due under this plan of $1,209,186 was extinguished on July 25, 1995 and the financing agreement was canceled.

3.   FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

     Furniture, equipment and leasehold improvements at December
     31, 1996 and 1995 consists of the following:

                                                1996        1995
     Furniture and fixtures             $     461,203 $   317,352
     Computer equipment                     1,788,312   1,451,699
     Computer software                        595,730     474,805
     Leasehold improvements                    47,727     110,662
                                          ----------- -----------
                                            2,892,972   2,354,518
     Less:  accumulated depreciation
       and amortization                    (1,260,825) (1,134,033)
                                          -----------  ----------

     Furniture, equipment and leasehold
       improvements, net                  $ 1,632,147  $1,220,485
                                          ===========  ==========

     Included in furniture and fixtures at December 31, 1996 was $125,886 of assets under a capital lease. Included in computer equipment were $321,840 and $241,788 of assets under capital leases at December 31, 1996 and 1995, respectively. The accumulated depreciation for all assets under capital leases at December 31, 1996 and 1995 was $105,636 and $22,765,respectively.

4.   SOFTWARE DEVELOPMENT COSTS:

     The Company capitalizes certain costs, including interest, that are directly related to the development of software.
     In accordance with Statement of Financial Accounting Standards No. 86, capitalization of costs begins when technological feasibility has been established and ends when the product is available for customers. Capitalized software development costs are amortized using the straight-line method over the estimated useful life of five years. Amortization of capitalized software costs for December 31, 1996, 1995, and 1994 was $176,756, $193,246 and $148,304,
     respectively. Accumulated amortization at December 31, 1996 and 1995 was $516,989 and $634,233, respectively.

     The Company continually assesses whether the unamortized capitalized cost of software development is impaired. This assessment is based on the future cashflows expected to be generated by the related product. If an impairment is determined, the amount of such impairment is calculated based on the estimated net realizable value of the related asset. During 1996, the Company wrote-off $294,000 of fully amortized capitalized software development costs.

     Total interest costs for the year ended December 31, 1996, 1995, and 1994 were $291,089, $171,106 and $121,678, respectively, of which $54,423 and 22,064, were capitalized in 1996 and 1995, respectively. No interest was capitalized in 1994.

5.   LONG-TERM DEBT:

     On July 19, 1995, the Company entered into a revolving credit agreement (the "Agreement") with a bank whereby the Company could borrow, under two separate notes, up to the lesser of $3,000,000 or the borrowing base as defined in the agreement. Pursuant to the terms of the revolving credit agreement, upon successful completion of the Company's initial public offering, the working capital note of $800,000 was paid in full on November 27, 1996, and the terms of the remaining note were renegotiated to a credit line of $1,000,000. Interest on the note was 8.75% at December 31, 1996. The note matures on October 1, 1997 and is collateralized by the Company's furniture, fixtures and equipment, accounts receivable, and inventory. The agreement requires the Company to maintain certain financial ratios and restricts the incurrence of additional debt, the sale of certain assets and the payment of dividends. The indebtedness is personally guaranteed, up to $970,000, by Robert L Barcum, Robert N. Baker, and David B. North, executive officers of the Company. At December 31, 1996, the borrowing base supporting the credit line was $1,123,000, and no funds were advanced on the credit line.

6.   NOTES PAYABLE TO SHAREHOLDERS:

     Notes payable to shareholders, who are also executive officers of the Company, at December 31, 1996 and 1995, consist of the following:

                                                  1996     1995
                                               --------  --------
     8.50% notes payable to shareholders, due
     at maturity on January 3, 1997             $ 40,000   $ 40,000

     10.00% note payable to shareholder, due
     at maturity on July 28, 1997                 28,000     28,000

     10.00% note payable to shareholder, due
     at maturity on November 15, 1997             39,375       -

     10.00% note payable to shareholder, due
     at maturity on January 5, 1998               55,000    55,000

     8.50% note payable to shareholder, due
     at maturity on April 1, 1998                 43,000    43,000

     10.00% notes payable to shareholders,
     due maturity on December 21, 1998           231,000   231,000

     8.50% notes payable to shareholders, due
     at maturity on March 8, 1999                 60,000    60,000
                                                 -------   -------

                                                 496,375   457,000
     Less current portion                        107,375      -
                                                --------  --------
                                                $389,000  $457,000
                                                ========  ========

     Combined aggregate maturities of long-term debt are as follows at December 31, 1996:

        1997                                   $107,375
        1998                                    329,000
        1999                                     60,000
                                               --------
                                               $496,375
                                               ========

7.   STOCKHOLDERS' EQUITY:

     On April 30, 1996, the Company amended its Certificate of Incorporation to eliminate its previously authorized and designated classes of Voting Common Stock and Non-Voting Common Stock, to authorize a single class of Common Stock with 30,000,000 shares authorized, par value $.001 per share, and to authorize 10,000,000 shares of Preferred Stock, $.001 par value per share. Furthermore, the Company made a stock dividend distribution to its existing shareholders to cause the number of shares of the Company's Common Stock outstanding to increase from 541,000 to 1,500,000. All stockholders' equity amounts have been restated to reflect this stock dividend.

     On June 12, 1996, the Company merged with Vantage Capital Resources, Inc. ("VCRI"). To consummate the merger, the Company exchanged 610,000 shares of its Common Stock for all of the outstanding common shares of VCRI. VCRI has no operations and, at the time of the merger, had total assets of $541,151 and total liabilities of $103,291.

     On October 14, 1996, the Company redeemed 1,000 shares of common stock issued to a former executive officer in consummation of the merger of VCRI with the Company, for $1.75 per share for an aggregate amount of $1,750. On October 15, 1996, the Company redeemed 22,500 shares of common stock that was also issued to an executive office and director in consummation of the merger of VCRI with the Company, for $1.75 per share for an aggregate amount of $39,375. In redemption of the shares, the Company issued a promissory note in the principal amount of $39,375, bearing interest at the rate of 10 percent per annum (payable at maturity), with a maturity date of November 15, 1997.

     Pursuant to an Exchange Agreement dated October 15, 1996, two former executive officers and directors exchanged 360,000 shares of common stock, which were issued in consummation of the merger of VCRI with the Company for stock options, excercisable on November 20, 1998, to purchase 360,000 shares of common stock for $5.00 per share on or before November 30, 2001. The Company has agreed that if it files a registration statement or an amendment to a registration statement under the Securities Act of 1933 with the United State Securities and Exchange Commission, the holders of the stock options have the right through December 31, 2001, to include in such registration statement the stock options and or the common stock or other securities issuable upon exercise of the stock options at no expense to the holders of the stock options. In addition, the executive officers and directors resigned as executive officers and directors of the Company, and their employment agreements were terminated effective June 12, 1996, without any payment of or continuing right to receive compensation under such employment agreement.

     The Company's initial public offering was consummated on November 20, 1996, pursuant to which the Company sold a total of 1,000,000 common shares at an offering price to the public of $5 per share, and 920,000 redeemable common stock purchase warrants, including the underwriter's over-allotment option, at $.125 per share. Each warrant entitles the holder to purchase one share of common stock at $5.00 per share (subject to adjustment) during the three-year period commencing November 20, 1996. The warrants are redeemable by the Company, for $.125 per warrant, on not less than 30 nor more than 60 days' written notice if the average closing price per share of common stock is at least $7.00 per share during a period of 30 consecutive trading days ending not earlier than 20 days before the date the warrants are called for redemption and provided that there is then a current effective registration statement under the Securities Act of 1933, as amended, with respect to the issuance and sale of the common stock upon exercise of the warrants. The net proceeds from the initial public offering to the Company were approximately $4,071,000, after deducting expenses of $428,162 and underwriting discounts.

8.   STOCK OPTION PLAN:

     In 1995, the Company created the 1995 Stock Option Plan (the "Plan"). The Plan provides for incentive stock options and non-incentive stock options to directors, key employees and key non-employee service providers of the Company. In April 1996, the Company amended the Plan to authorize and reserve up to 300,000 shares of Common Stock for issuance of options under the Plan.

     The Plan permits the issuance of qualified and nonqualified stock options. All options pursuant to the Plan expire after ten years from the original grant date and are exerisable as of December 31, 1996. Additionally, the Company issued 360,000 options not pursuant to the Plan (see
     Note 7), which become exerisable after 2 years and expire after 5 years from the original grant date. The exercise price for all options granted to date was based on the fair market value on the date of the grant.

     Activity pertaining to the options is as follows:

                                                       Weighted
                                                        Average
                                      Number of         Exercise
                                        Shares           Price
                                      ---------        ---------
     Outstanding at January 1,1995           -         $      -
     Granted                            45,513             0.63
     Exercised                               -                -
     Canceled                                -                -
                                        ------
     Outstanding at December 31, 1995   45,513             0.63
     Granted                           396,238             4.69
     Exercised                               -                -
     Canceled                          (6,543)             0.80
                                       -------
     Outstanding at December 31, 1996  435,208          $  4.32
                                       =======

                               Outstanding Options
                     ________________________________________
                                       Weighted
        Exercise                       Remaining       Average
        Exercise      Number of       Contractual     Exercise
         Price         Shares            Life           Price
     -------------   ----------       -----------     --------
     $0.63 - $1.80       75,208         9 years         $1.06
             $5.00      360,000         5 years         $5.00


     The Company applies APB Opinion 25 in accounting for its stock options issued pursuant to the Plan. Accordingly, based on the nature of the Company's grants of options, no compensation cost has been recognized in 1996 and 1995. Had compensation been determined on the basis of fair value pursuant to FASB Statement No. 123, net income (loss) and net income (loss) per share would not have been materially impacted.

9.   INCOME TAXES:

     The components of the provision (benefit) for income taxes for the years ended December 31, 1996, 1995 and 1994 are as follows:

                                       1996      1995       1994
                                   ---------- ---------- --------
     Current                       $(125,195) $(115,483) $159,653
     Deferred                       (241,730)   158,237   (21,530)
                                   ---------- ---------- --------
     Provision (benefit) for
     income taxes                  $(366,925) $  42,754  $138,123
                                   ========== ========== ========




     The difference in federal income taxes at the statutory rate and the provision for income taxes for the years ended
     December 31, 1996, 1995, and 1994 are as follows:

                                         1996     1995     1994
                                      ---------  ------   -------
     Income tax expense (benefit) at
       federal statutory rate         $(356,773)  $17,446  $117,744
     State income taxes                 (41,973)    2,052    13,852
     Nondeductible expenses               6,071    15,960     7,980
     Revision of prior year estimate     14,273        -        -
     Other                               11,477     7,296    (1,453)

     Provision (benefit) for income   ----------  -------  --------
       taxes                          $(366,925)  $42,754  $138,123
                                      ==========  =======  ========


     Deferred tax assets (liabilities) are compromised of the following:

                                                December 31,
                                            ---------------------
                                               1996       1995
                                            ----------  ---------
     Deferred tax assets:
       Allowance for doubtful accounts      $    2,140  $   7,432
       Compensated absences                     40,977     46,716
       Tax carryforwards                        22,929     20,105
       Net operating loss carryforward         452,613         -
                                             ---------  ---------
                                               518,659     74,253
     Deferred tax liabilities:
       Intangible assets                     (497,078)  (315,250)
       Depreciation and amortization          (84,268)   (63,420)
                                             ---------  ---------
     Net deferred tax liability             $ (62,687) $(304,417)
                                           =========== ==========

     At December 31, 1996, the Company had net operating loss ("NOL") carryforwards for Federal and State purposes of approximately $1,100,000 and $1,500,000, respectively, and other carryforwards of approximately $60,000. The NOL carryforwards expire in 2011.


10.  LEASES:

     The Company leases its office and storage space under operating leases. The terms range from month-to-month up to ten years and include options to renew. The Company leases office equipment under various noncancelable lease agreements. Total rental expense in 1996, 1995 and 1994 for all leases was $333,225, $210,962 and $192,524, respectively.

     Future minimum lease payments under noncancelable leases at December 31, 1996 follows:

                                              Capital  Operating
                                              Leases     Leases
                                              --------   ---------
     1997                                     $166,424   $ 376,483
     1998                                      146,132     371,606
     1999                                       46,019     407,066
     2000                                            -     401,258
     2001                                            -     332,211
     Thereafter
                                                     -   1,356,000
                                               -------  ----------
     Future minimum lease payments             358,575  $3,244,624

     Less amount representing interest          46,806
     Present value of minimum lease
       payments                               $311,769
                                              ========

11.  RETIREMENT PLAN:

     The Company has a profit sharing plan ("the Plan") for certain eligible employees who have attained the age of 18 and completed one year of service. Under the Plan, employer contributions are made at management's discretion. Participants may contribute up to 6% of earnings as eligible contributions and up to 15% of earnings in total for any Plan year. The Company's discretionary matching percentage is equal to each participant's share of total eligible contributions for a year. No contributions were made by the Company in 1996, 1995, and 1994.


12.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The carrying values of cash, accounts receivable, accounts payable and financial instruments included in notes receivable and other assets approximate their fair values principally because of the short-term maturities of these instruments.

     The carrying values of financial instruments included in long-term debt approximate their fair values due to the nature and terms of the instruments involved.